UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Limbach Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53263P 105

(CUSIP Number)

1347 Investors LLC

105 S. Maple
Itasca, Illinois 60143
(630) 432-2442

With a copy to:

Derek D. Bork
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 53263P 105	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS 1347 Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,875,281(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,875,281(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,875,281(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes 577,167 shares of Common Stock underlying exercisable warrants.

(2)	Based on 7,643,133 shares of Common Stock reported by the Issuer as outstanding as of August 14, 2019 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019.

CUSIP No. 53263P 105	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Larry G. Swets, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,198
	8	SHARED VOTING POWER 1,875,281(1)(2)
	9	SOLE DISPOSITIVE POWER 13,198
	10	SHARED DISPOSITIVE POWER 1,875,281(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,888,479(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%(3)(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The reporting person disclaims beneficial ownership of 1,875,281 of such shares.

(2)	Includes 577,167 shares of Common Stock underlying exercisable warrants.
(3)	Does not include 6,402 shares of Common Stock potentially issuable to Mr. Swets pursuant to grants of restricted stock units.

(4)	Based on 7,643,133 shares of Common Stock reported by the Issuer as outstanding as of August 14, 2019 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019.

CUSIP No. 53263P 105	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,875,281(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,882,361(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,882,361(1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%(4)(5)
14.	TYPE OF REPORTING PERSON IN

(1)	The reporting person disclaims beneficial ownership of the shares.

(2)	Includes 577,167 shares of Common Stock underlying exercisable warrants.

(3)	7,080 of such shares are held in the customer accounts of CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”) (“CWA”). Fundamental Global Investors, LLC owns 50% of CWA. Mr. D. Kyle Cerminara is the Chief Executive Officer, Co-Founder and Partner of Fundamental Global Investors, LLC. Mr. Cerminara also serves as Co-Chief Investment Officer of CWA. CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Mr. Cerminara, as manager of CWA, may each be deemed to beneficially own the number of shares held in CWA’s customer accounts. Each of Fundamental Global Investors, LLC and Mr. Cerminara expressly disclaims such beneficial ownership.

(4)	Does not include 3,200 shares of Common Stock potentially issuable to Mr. Cerminara pursuant to a grant of restricted stock units.

(5)	Based on 7,643,133 shares of Common Stock reported by the Issuer as outstanding as of August 14, 2019 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019.

CUSIP No. 53263P 105	13D	Page 5 of 7 Pages

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) amends, where indicated, the statement on Schedule 13D relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Limbach Holdings, Inc., a Delaware corporation (the “Issuer”), filed by 1347 Investors LLC (“1347 Investors”), Larry G. Swets, Jr. and D. Kyle Cerminara (together, the “Reporting Persons”) with the U.S. Securities and Exchange Commission on July 31, 2014 (the “Initial Schedule”), as amended by the Amendment No. 1 to Schedule 13D filed on February 25, 2015 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on August 5, 2016 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on July 25, 2017 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on December 13, 2017 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed on January 19, 2018 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed on July 16, 2018 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed on March 20, 2019 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed on May 31, 2019, and Amendment No. 9 to Schedule 13D filed on June 6, 2019 (“Amendment No. 9” and, together with the Initial Schedule, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, and Amendment No. 8, the “Schedule 13D”).

Except as otherwise set forth herein, this Amendment No. 10 does not modify any of the information previously reported by the Reporting Persons on the Schedule 13D.

Item 4.   Purpose of the Transaction.

On September 30, 2019 (the “Effective Date”), 1347 Investors entered into a Distribution and Redemption Agreement (the “Distribution Agreement”) with each of the members of 1347 Investors listed on the signature page thereto (the “Members”). Pursuant to the terms of the Distribution Agreement, 1347 Investors has agreed to distribute and transfer certain of its assets to certain Members in full redemption of such Member’s interests in 1347 Investors. The assets, which will be distributed by 1347 Investors in accordance with the distribution schedule attached to the Distribution Agreement, include cash, an aggregate of 1,236,344 shares of Common Stock, and an aggregate of 500,000 warrants exercisable to purchase one share of Common Stock at an exercise price of $15.00 per share, subject to adjustment. The closing of the transactions contemplated by the Distribution Agreement will occur as soon as practicable after the Effective Date, but in no event prior to 1347 Investors receiving any requisite approval under the Issuer’s insider trading policy (“Required Approval”). Distribution of assets will not occur until the Distribution Agreement is closed upon receipt of Required Approval.

Upon completion of the distribution to Members, (i) each Member’s interest in 1347 Investors will be fully redeemed, immediately forfeited and cancelled, (ii) each Member will cease to be a member under the limited liability company agreement of 1347 Investors, and (iii) none of the Members receiving a distribution will have any right, title, interest or claim to any further distributions from 1347 Investors.

The Distribution Agreement includes a standstill provision that restricts each Member and its affiliates from, without the prior written consent of 1347 Investors, directly or indirectly (i) acquiring or agreeing to acquire or effect control of the Issuer or directly or indirectly forming, joining, participating or encouraging the formation of any group (other than with such Member’s affiliates) within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to the Issuer’s voting securities or in order to acquire or affect control of the Issuer, (ii) calling or seeking to have called any meeting of the Issuer’s stockholders or executing any written consent in lieu of a meeting of holders of any of the Issuer’s securities, or (iii) voting against the recommendation of the Issuer’s board of directors in any meeting of the Issuer’s stockholders. The standstill provision remains in effect for a period of 12 months after the Effective Date.

The foregoing description of the Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Distribution Agreement, which is filed as Exhibit 99.1 to this Amendment No. 10 and is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,895,559 shares of Common Stock, which represents approximately 23.1% of the Issuer’s outstanding shares of Common Stock and includes 577,167 shares of Common Stock underlying warrants.

The share numbers reported for Mr. Cerminara in the table set forth on the cover page to this Statement include 7,080 shares held in the customer accounts of CWA.

Each percentage ownership of Common Stock set forth in this Statement is based on 7,643,133 shares of Common Stock reported by the Issuer as outstanding as of August 14, 2019 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019.

CUSIP No. 53263P 105	13D	Page 6 of 7 Pages

(c) No transactions in the Common Stock have been effected by the Reporting Persons since the filing of Amendment No. 9 on June 6, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

99.1	Distribution and Redemption Agreement, dated as of September 30, 2019, by and among 1347 Investors LLC and each of the members listed on the signature page thereto.

CUSIP No. 53263P 105	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Issuer.

Dated: October 2, 2019

1347 INVESTORS LLC

/s/ Larry G. Swets, Jr.
Larry G. Swets, Jr.
Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

LARRY G. SWETS, JR.

/s/ Larry G. Swets, Jr.
Larry G. Swets, Jr., individually

D. KYLE CERMINARA
/s/ D. Kyle Cerminara
D. Kyle Cerminara, individually